WITS GOLD

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

30 April 2008

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Mr H G Hira
Investor Relations Manager


08002613

Email: hethenh@witsgold.com

Enclosures: 4 Pages

dlw 5/19

WGR - Wits Gold - Wits Gold Granted Beisa South Prospecting Right In The Southern Free State Goldfield

FILE NO: 82-34986

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104
('Wits Gold' or 'the Company')

WITS GOLD GRANTED BEISA SOUTH PROSPECTING RIGHT IN THE SOUTHERN FREE STATE GOLDFIELD

Wits Gold is pleased to announce that the Company has been granted a new prospecting right for gold and uranium in the Free State Province in terms of Section 17 of the Minerals and Petroleum Resources Development Act, Act 28 of 2002. The prospecting right covers an extent of 5828 hectares in the Theunissen District and is strategically positioned immediately south of the former Beisa uranium mine, now a division of Gold Fields' Beatrix gold mine. Wits Gold will now complete a review of the historical data from this Beisa South project, where both the Beatrix and Beisa reefs have previously been intersected. Following this review, further exploratory drilling may be required in order to estimate the mineral resources at Beisa South.

Within the Company's existing prospecting rights in the adjacent Bloemhoek and De Bron projects, Wits Gold has completed five boreholes to date. Information from these boreholes has resulted in an increase in the indicated mineral resource in these areas from an initial estimate of 3.9 Moz at an average grade of 5.2 g/t Au to 14.0 Moz at an average grade of 6.4g/t Au. Further details are presented in the independent NI43-101 technical report that is available on the Company's website www.witsgold.com.

Diamond drilling is also currently being undertaken in the Company's Kleinfontein project adjacent to the Carletonville Goldfield, where the Carbon Leader is expected to be intersected at depths of the order of 2000 metres below surface. In addition, the services of a diamond drill rig have recently been secured for the drilling programme in the Kromdraai project in the Klerksdorp Goldfield.

Wits Gold has now been granted a total of 10 prospecting rights covering 96867 hectares. These rights, situated in the Free State, Potchefstroom and Klerksdorp Goldfields of the Witwatersrand Basin, contain a total indicated resource of 19.4 Moz of gold in addition to an inferred resource of 130.4 Moz of gold and 54.3 Mlbs of uranium. The Company is currently focusing exploration on a number of priority projects selected on the basis of their potential to host world class gold and uranium deposits.

For further information please contact:
Dr. Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Mr. Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg
2 April 2008

Sponsor: PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 02/04/2008 12:18:28 Produced by the JSE SENS Department.

2008-04-02 12:18:28 Source: JSE News Service (SENS)

WGR - Wits Gold - Granted three new order prospecting rights in the Southern Free State Goldfield

FILE NO: 82-34986

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104
('Wits Gold' or 'the Company')

WITS GOLD GRANTED THREE NEW ORDER PROSPECTING RIGHTS IN THE SOUTHERN FREE STATE GOLDFIELD

Wits Gold is pleased to announce that the Company has been granted three additional new order prospecting rights for gold and uranium in the Free State Province. The new rights cover a combined extent of 5645 hectares and serve to further consolidate the Company's existing position in the southern Free State Goldfield.

Two of these prospecting rights cover 3748 hectares in the Theunissen District. They are located immediately north of the dormant Beisa uranium mine that now occurs on the Beatrix Mine lease operated by Gold Fields. According to the South African Chamber of Mines production figures for Beisa Mine over the period 1982-84, a total of 2.4Mt were mined at an average yield of 0.47 kg/t U_3O_8 and 1.5 g/t Au. Wits Gold has now been able to develop a strategic ground position in this Beisa North area that complements the Beisa South project that was the subject of a SENS announcement on 2 April 2008. The Company is currently reviewing the geology and historical exploration data from the entire Beisa region before commencing follow-up drilling.

Prospecting rights have also been acquired for the Floriana project covering 1897 hectares in the Virginia District. Recent drilling by Wits Gold in the Company's De Bron project suggests that the Floriana area may host supplementary resources on the Beatrix and Leader Reefs at depths of the order of 500 - 1000 metres below surface.

Wits Gold has now been granted a total of 13 prospecting rights covering 102512 hectares situated in the Free State, Potchefstroom and Klerksdorp Goldfields of the Witwatersrand Basin. The Company continues to focus its exploration activities on a number of priority projects selected on their potential to host world class gold-uranium deposits.

For further information please contact:

Dr. Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Mr. Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg
15 April 2008

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 15/04/2008 08:55:01 Produced by the JSE SENS Department.

2008-04-15 08:55:01 Source: JSE News Service (SENS)

WGR - Wits Gold - Completes a positive scoping study on the Bloemhoek Projectn the Southern Free State Goldfield
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104
('Wits Gold' or 'the Company')

FILE NO: 82-34986

WITS GOLD COMPLETES A POSITIVE SCOPING STUDY ON THE BLOEMHOEK PROJECT IN THE SOUTHERN FREE STATE GOLDFIELD

Wits Gold is pleased to announce that the Company has received the results of a scoping study on its Bloemhoek area that was completed under the guidelines of Canadian National Instrument 43-101. The Bloemhoek area is situated adjacent to the Beatrix Gold Mine, south of Welkom in the southern Free State Goldfield, South Africa. This scoping study was undertaken by the independent consultant, Gordon Cunningham (the "Qualified Person") from Turnberry Projects and is based on an indicated mineral resource of 52.3Mt at an average grade of 6.7g/t, containing 11.3Moz of gold. This mineral resource was estimated for the Beatrix, Kalkoenkrans and Leader Reefs in the Bloemhoek area, where these conglomerate reefs occur at depths of 1300 - 2400 metres below surface.

This mineral resource is disclosed in the National Instrument 43-101 technical report entitled Witwatersrand Consolidated Gold Resources Limited: Mineral Properties in the Southern Free State, Potchefstroom and Klerksdorp Goldfields, South Africa. The technical report was prepared by George Gilchrist and Shaun Hackett of Snowden Mining Industry Consultants dated November, 2007. Indicated mineral resources are not mineral reserves and do not have demonstrated economic viability. The samples from the Bloemhoek drilling programme were assayed at Anglo American Research Laboratories that has recently become an ISO 17025 accredited laboratory.

The scoping study has compiled a preliminary production model for Bloemhoek, based on similar mining operations in South Africa, using footwall haulages, cross-cuts to reef at 180 metre intervals and breast stoping by hand held pneumatic rock drills and scraper winches. A simplified geological model which indicates a single reef package at a consistent dip of 20 degrees has been used in the scoping study and no detailed mine planning nor scheduling for individual blocks has been carried out.

This configuration will result in the hoisting of 65.6Mt at a tramming width of 135cm and a diluted gold grade of 4.81g/t including a mine call factor. The scoping study anticipates that exploitation will require the sinking of a twin shaft system to 2000 metres below surface with the deeper areas being accessed by a system of declines. These declines will only become necessary in the latter part of the mine's estimated thirty two year production life.

Based on recent capital projects in the South African mining industry, the Qualified Person estimates that the mine at Bloemhoek will require a life of mine capital expenditure of R8 094 million (approximately US$1 billion) and the first gold production will be in year nine. A five year production ramp up period has been estimated and the mine will operate at full production for 23 years with an annual production of 380 000 oz of gold. Total gold production is estimated to be 9.6Moz. The estimated life of mine average operating costs will be R515/tonne (US$64/tonne) and average cash costs will be US$438/oz. All costs are expressed in January 2008 money terms.

The scoping study has prepared a number of financial models based on different gold price scenarios. The results of this exercise are presented as follows:

Gold Price	US$800	US$900	US$1000	US$1500
Pre-Tax IRR	9.3%	11.3%	13.0%	18.8%
NPV (5%)	US$440 million	US$725 million	US$1 009 million	US$2 431 million

At the current gold price near $900/oz, an exchange rate of R8.00 per US$ and a state royalty of 1.5% on revenue, the project has an IRR of 11.3% and the NPV (5%) is US$725 million. A sensitivity analysis of the major input variables indicates that the financial model for Bloemhoek is most sensitive to gold price and grade. Consequently, the possibility of mining a smaller but higher grade deposit will be one of the options to be evaluated during the pre-feasibility study that has been recommended by the Qualified Person.

Certain statements in this news release may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate", "forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Without limitation, statements about the development

of the mine at Bloemhoek; required capital expenditures, the time required for the mine at Bloemhoek to enter production, the length of time the mine at Bloemhoek will operate at full production, the annual production of gold at the Bloemhoek mine and other related statements are forward-looking information. Forward-looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; the ability to attract and retain qualified personnel; labor disruptions; changes in laws and government regulations, particularly environmental regulations and mineral rights legislation including risks relating to the acquisition of the necessary licences and permits; changes in exchange rates; currency devaluations and inflation and other macro-economic factors; risk of changes in capital and operating costs, financing, capitalization and liquidity risks, including the risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all; the ability to maximize the value of any economic resources. These forward-looking statements speak only as of the date of this document.

FILE NO: 82-34986

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events except where required by applicable laws.

For further information please contact:

Dr. Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749
Mr. Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg
25 April 2008

Date: 24/04/2008 17:29:00 Produced by the JSE SENS Department.

2008-04-24 17:29:01 Source: JSE News Service (SENS)

END